Q77(h) (Change in Control)

Virtus KAR International Small-Cap Fund (Series 35):
      National Financial Services LLC ("NFS"), on behalf of its customers, ceased having control on or about March 29, 2018, due to a series of purchases by another shareholder. As of the end of the period, NFS owned approximately 20.57% of the shares (as measured in assets).

Virtus Newfleet Multi-Sector Short Term Bond Fund (Series 19):
      Morgan Stanley Smith Barney ("MSSB"), on behalf of its customers, acquired control on or about March 21, 2018, due to a series of redemptions by another shareholder. As of the end of the period, MSSB owned approximately 25.81% of the shares (as measured in assets).

Virtus Vontobel Greater European Opportunities Fund (Series 27):
      National Financial Services LLC ("NFS"), on behalf of its customers, acquired control on or about March 29, 2018, due to a series of purchases by NFS. As of the end of the period, NFS owned approximately 31.70% of the shares (as measured in assets).